Filed by Petrohawk Energy Corporation
(Commission File No. 000-25717)
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934
Subject Company:
KCS Energy, Inc.
(Commission File No. 001-13781)
The following is a joint slide presentation first presented by Petrohawk Energy
Corporation and KCS Energy, Inc. on April 26, 2006:

Forward-looking Statements
This presentation contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, based on
Petrohawk’s and KCS’s current expectations and include statements regarding planned capital expenditures (including the amount and nature thereof), timing for proposed acquisitions and divestitures, estimates of future production, statements regarding business plans and timing for drilling and exploration expenditures, the number of wells both companies anticipate drilling in 2006, the number and nature of potential drilling locations, future results of operations, quality and nature of the combined asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as
"expects", "anticipates", "plans", "estimates", “potential”, “possible”, “probable”, or "intends", or stating that certain actions, events or results "may",
"will", “should”, or “could” be taken, occur or be achieved). Statements concerning oil and gas reserves also may be deemed to be forward looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those, reflected in the statements.  These risks include, but are not limited to: the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; the possibility that problems may arise in the integration of the businesses of the two companies; the possibility that the acquisition may involve unexpected costs; the possibility the combined company may be unable to achieve cost-cutting objectives; the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters);
uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; inability to realize expected value from acquisitions, inability of our management team to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect either companies’ operations or financial results are included in the companies’ other reports on file with the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of both companies’ management at the time the statements are made.  Neither Petrohawk nor KCS assume any obligation to update forward-looking statements should circumstances or management's estimates or opinions change.
In its filings with the Securities and Exchange Commission, Petrohawk is permitted to disclose only proved reserves that it has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Petrohawk uses certain terms in this presentation, such as "potential" in relation to reserves that the SEC's guidelines strictly prohibit it from including in filings with the
SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of the Company not actually realizing them. Investors are urged to closely consider Petrohawk's disclosure of its proved reserves, along with certain risks and uncertainties inherent in its business, set forth in its filings with the SEC.

Additional Information
Additional Information About the Transaction and Where to Find It:
Petrohawk and KCS will file materials relating to the transaction with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Petrohawk and KCS are urged to read these documents (if and when they become available) and any other relevant documents filed with the
SEC, as well as any amendments or supplements to those documents, because they will contain important information about
Petrohawk, KCS and the transaction. Investors and security holders may obtain these documents free of charge at the
SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk's website at www.petrohawk.com. The documents filed with the SEC by KCS may be obtained free of charge from KCS's website at www.kcsenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.
Petrohawk, KCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and KCS in favor of the acquisition. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.  Information about the executive officers and directors of KCS and Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.

Unparalleled Assets
— Positioned to be one of the most concentrated property portfolios among large-cap
E&P companies
— Combined position in North Louisiana’s Elm Grove and Caspiana fields creates a premier position in an evolving natural gas basin
— Sets Petrohawk apart as a dominant operator in Onshore Gulf Coast region
— A virtual overlay of core operating areas, and the combination of experienced technical staff to complement development and exploration potential
Well-Capitalized Operating Platform
— Appropriate use of leverage with well-developed plan to enhance balance sheet and operating statistics
— Increased capital availability to apply over larger opportunity set of properties
Value Creation
— Immediately accretive to cash flow, production and NAV on a per share basis
HAWK + KCS: A Powerful Combination

Deal Overview
Petrohawk Energy Corporation
—
Houston, Texas
—
NASDAQ: HAWK
—
Floyd C. Wilson, Chairman, President and CEO
KCS Energy, Inc.
—
Houston, Texas
—
NYSE: KCS
—
James W. Christmas, Chairman and CEO
Pro Forma Ownership – 50% HAWK / 50% KCS
—
9-member board, 5 HAWK, 4 KCS
—
Expect to close Q3 2006
Fixed Exchange Ratio 1.65
(HAWK shares per KCS share)
Fixed Cash Value per Share $9.00
Implied Offer Price / Share at 4/20/06 $31.41
(HAWK at $13.58 /share at 4/20/06)
% Implied Premium 9.60%
(KCS at $28.66 /share)
% Stock 72
% Cash 28
($ millions)
Cash Consideration 450 $
HAWK Shares Issued (MM) 83.7
Stock Consideration 1,137 $
Total Equity Consideration 1,587 $
Net Assumed Debt 309 $
Total Transaction Value 1,896 $
Offer Summary
Implied Transaction Value
Combination Attributes
Creates one of the most concentrated asset
portfolios among large-cap E&P
Immediately accretive on cash flow,
production and NAV per share
Unites experienced technical staffs
Significant development and exploration
potential from a virtual overlay of core
operating areas

79 Bcfe
Petrohawk - 56 Bcfe
KCS - 23 Bcfe
Anadarko
Arkoma
386 Bcfe
Petrohawk - 122 Bcfe
KCS - 246 Bcfe
Permian
East Texas / North Louisiana
240 Bcfe
Petrohawk - 177 Bcfe
KCS - 63 Bcfe
Gulf Coast
S. Texas
111 Bcfe
Petrohawk - 66 Bcfe
KCS - 45 Bcfe
115 Bcfe
Petrohawk - 70 Bcfe
KCS - 45 Bcfe
Petrohawk Other - 8 Bcfe
KCS Other - 41 Bcfe

HAWK + KCS:
A Powerful Combination
1 Tcfe of Proved Reserves
— 82% gas
— 68% proved developed
— 74% operated
— 900 proved drilling locations
$3.2 billion SEC PV10
291 Mmcfe/d current production
9.2 year R/P
Multi-year development drilling
inventory
~3 Tcfe of Upside Potential
—
over 4,000 identified non-
proved drilling locations
KCS and HAWK reserves as of 12/31/05 proforma 2006 year-to-date acquisitions and divestments.

HAWK + KCS: Top 15 Fields
Proved
Reserves % of PV 10 % of
Region (Bcfe) Proved (MM$) PV 10
East Texas / North Louisiana 341 29% 1,235             38%
    (Elm Grove / Caspiana, Terryville, Joaquin)
Permian 172 15% 441               14%
    (Waddell, Sawyer Canyon, Jalmat, TXL)
South Texas / Gulf Coast 67 6% 298               9%
    (La Reforma, Lions, Provident City, O'Connor Ranch, Marshall)
Anadarko 33 3% 117               4%
    (WEHLU, Latimer Cty)
Top 15 Fields
1182.4
65%

HAWK + KCS: Key Statistics
Pro
Forma
All information pro forma GOM divestment (HAWK), and Winwell (HAWK) and Terryville (KCS) acquisitions.
Production is as of April 2006 pro forma for these transactions.
Resource Potential does not include exploratory upside
Proved Reserves (Bcfe) 517 463 980
SEC PV-10 ($MM) $1,509 $1,698 $3,207
Proved Developed % 64% 73% 68%
Gas % 76% 88% 82%
Operated % 60% 86% 74%
Current Production (Mmcfe/d) 133 158 291
R/P (years) 10.6 8.0 9.2
2006E CAPEX Budget ($MM) $210 $315 $525
Resource Potential (Bcfe) 950 770 1,720

   Total
Production (Mmcfe/d)
   Hawk 19                   65             25             21                3            133
   KCS 80                   34             15             14                15          158
     Total 99                  99             40             35                18          291
Proved Reserves (Bcfe)
   Hawk 122                136           177           74                8            517
   KCS 234                90             63             35                41          463
     Total 356                226           240           109              49          980
CAPEX Budget ($MM)
   Hawk 51                   110           18             31                -         210
   KCS 158                72             40             28                17          315
     Total 209                182           59             58                17          525
Value (SEC PV10, $MM)
   Hawk 314                556           399           217              23          1,509
   KCS 972                329           167           124              106         1,698
      Total 1,286             885           566           341              128         3,207
Rigs Drilling
   Hawk 3                    4               1               2                   -         10
   KCS 7                    3               3               2                   1            16
     Total 10                  7               4               4                  1            26
1st Qtr Drilling (# wells)
   Hawk 15                   12             13             16                10          66
   KCS 28                   9               12             5                   3            57
     Total 43                  21             25             21                13          123
  Other
E. Texas / N.
Louisiana
S. Texas /
Gulf Coast   Permian
Anadarko /
Arkoma
HAWK + KCS: Regional Breakout

Combined $525 million drilling budget for 2006 – ~85% operated
Funded from discretionary cash flow
Attractive risk profile
Total 2006 Drilling Budget
by Category ($MM / % of Total)
Total 2006 Drilling Budget
by Region ($MM / % of Total)
Non-Proved
$179 / 34%
Proved
$346 / 66%
Permian
$59 / 11%
S. TX /
Gulf Coast
$198 / 38%
E. TX /
N. LA
$209 / 40%
Arkoma /
Anadarko
$58 / 11%
HAWK + KCS: 2006 Drilling Budget

Petrohawk’s Growth through Acquisitions
0
200
400
600
800
1,000
1,200
May
2004
November
2004
February
2005
July
2005
January
2006
April
2006
Beta Oil & Gas
30 Bcfe
Wynn Crosby
Energy
200 Bcfe
Proton Energy
28 Bcfe
Mission
Resources
226 Bcfe
Winwell
Resources
106 Bcfe
KCS Energy
463 Bcfe
(Closing
Expected
Q3 2006)

Dec. 31, 2004 Reserves
219 Bcfe
2005 Divestments (29) Bcfe
2005 Production
(29) Bcfe
-
Bcfe
2005 Organic Growth
= 437 Bcfe
152% 2005 reserve replacement
Development Drilling: Identify and Exploit Opportunities
— Focus on underdeveloped properties with upside and acceleration potential
Exploration Program: Drill Well-Known Basins and Formations
— Technology-driven with exposure to conventional and unconventional plays
+ 44 Bcfe
2005 Year-End Reserve Estimate
(1)
1 At December 31, 2005, NSAI
2005 Acquisitions
233 Bcfe
Petrohawk’s Growth through the Drill Bit

KCS’s Growth through the Drill Bit
Wells Drilled
53
78
130
193
2002 2003 2004 2005
(% Successful)
Drilling Success
74%
92%
97%
93%
2002 2003 2004 2005
92% Drilling success over 4
years (454 wells)
Drilled 193 wells in 2005 with
93% success
Initial Budget of 215 Wells for
2006
Average ~30% reserve growth
per year
3 year F&D Cost - $1.59 / Mcfe
Multi-Year Drilling Inventory

Significant Value in Upside Potential
Extensive portfolio of growth opportunities
All located in existing basins
Combined company is estimated to have ~3 Tcfe of upside
East Texas / North Louisiana 356            600              600
S. Texas / Gulf Coast 226            600              200
Permian 240            200              -
Anadarko / Arkoma 109            300              500
Other 49              20                20
Total 980            1,720           1,320
Exploration
Potential (Bcfe) Proved (Bcfe)
Resource
Potential (Bcfe)
Note: Resource and exploration potential are unrisked internal estimates only and vary with time and drilling results.

LOUISIANA
MISSIS
STEPHENS
PALO PINTO
PARKER
TARRANT
DALLAS
DENTON
COLLIN
HUNT
DELTA
CASS
EASTLAND
HOOD
JOHNSON
ELLIS
COMANCHE
HAMILTON
CORYELL
MCLENNAN
LAMPASAS
BELL
BURNET
LLANO
WILLIAMSON
MILAM
ROBERTSON
BRAZOS
GRIMES
WALKER
SAN JACINTO
POLK
TYLER
JASPER
NEWTON
BURLESON
ANDERSON
CHEROKEE
LEON
SABINE
NATCHITOCHES
VERNON
ALLEN
RED RIVER
WINN
LA SALLE
JACKSON
RICHLAND
CALDWELL
TENSAS
CLAIBORNE
JEFFERSON
MADISON
WARREN
ADAMS
LINCOLN
PIKE
WILKINSON

A Compelling Combination: E. TX/No. LA Region
99 Mmcfe/d production
356 Bcfe proved reserves
$209 Million Budget
10 Rigs Active: 43 Wells Drilled in Q1
SHELBY
RUSK
PANOLA
HARRISON
MARION
CAMP
GREGG
DE SOTO
HENDERSON
VAN ZANDT
BENVILLE
CLAIBORNE
LINCOLN
QUACHITA
MARION
WASHINGTON
Joaquin
Carthage, S.
Blocker
Caspiana
Elm Grove
Longwood
Terryville
Unionville
Drew S.
Elm Grove
Caspiana
James Lime Project
Benson
Petrohawk
KCS

WEBSTER PARISH
BOSSIER PARISH
BOSSIER PARISH
CADDO PARISH
DESOTO PARISH
RED RIVER PARISH

Largest operator in Elm
Grove / Caspiana
— 125 Mmcfe/d gross
operated
— 6 operated rigs
— Long-lived legacy natural
gas asset
— Substantial upside
potential
— 67,720 gross acres
— $133 million capex
planned in 2006
— 3 HAWK-operated rigs,
3 KCS-operated rigs
Ongoing multi-year drilling
program
— Over 1,000 drilling
locations identified
Premier Asset: Elm Grove / Caspiana Fields
Petrohawk
KCS

Petrohawk KCS
CAMERON
CALCASIEU
JEFFERSON
DAVIS
TERREBONNE
LAFOURCHE
ST. BERNARD
WASHINGTON
MARION
JEFFERSON
DAVIS
HARRIS
GALVESTON
WHARTON
DE WITT
GOLIAD
VICTORIA
LIMESTONE
FREESTONE
MADISON
Cypress/Langham
Cross Creek
Dickinson
Chocalate Bayou
Magnet
Withers
Porters Creek
Austin Deep
Betsy
Marshall
E. Marshall
O’Connor Ranch
Lions
Glasscock Ranch
Heard Ranch
Mission Valley
Provident City
N. Borchers
Dry Hollow
Provident City
La Jara
Los Midios
La Reforma
La Reforma
Nabors
Ann Mag
Coquat
SHELBY
RUSK
PANOLA
Back Ridge
W. Chalkley
Second Bayou
Broussard
Reddell
W.Lake Verret
S.Bayou Boeuf
S.W.Lake Boeu
Gueydan
N. Leroy
A Compelling Combination: S. Texas / Gulf Coast
99 Mmcfe/d production
226 Bcfe proved reserves
$182 Million Budget
7 Rigs Active: 21 Wells Drilled Q1

Licensed 3Ds
Proprietary 3Ds
Miocene Trend
Frio - Vicksburg Trend
Yegua-Wilcox Trend
Cretaceous Jurassi Trend
Sandy Hook
Pine Grove
Lake LaRose
SANCHEZ CHROMA JV
PETRUS JV
Franklin Deep
Bayou Carlin
Meadowbrook
Dickinson
Provident City
Magnet Withers
UNITED RESOURCES JV
ALLEGRO JV
POTENTIAL SAMSON JV
NEWFIELD JV IN PROGRESS
Austin Deep
Connor Ranch
Roche Ranch
ENERQUEST JV
CIMAREX JV
NEWFIELD JVS
SANCHEZ
La Reforma

19 Premier Asset: 3D in South Texas / Gulf Coast 3D Coverage and Joint Ventures in 3D Exploration Plays c

Petrohawk KCS
SUTTON
EDWARDS
LEA
ANDREWS
EDDY
LOVING
Waddell
ROC
TXL
Sawyer Canyon
Haley
W.Shugart.
A Compelling Combination: Permian
40 Mmcfe/d production
240 Bcfe proved reserves
$59 Million Budget
4 Rigs Active: 25 Wells
Drilled in Q1
Jalmat
S. Kemnitz.

Panola
Talihina, NW
Wilburton
LE FLORE LATIMER
YELL
PITTSBURG
HUGHES
HASKELL
CANADIAN
WASHITA
WHEELER
ROBERTS
UPSCOMB
ELLIS
WOODWARD
OCHIL TREE
BEAVER HARPER
HANSFORD
Kinta Mayfield, NE
Carpenter
Fitts
S. Pine Hollow
Fayetteville Shale
Caney / Woodford Shale
Flower
Prospect
A Compelling Combination: Anadarko / Arkoma
Petrohawk
KCS
35 Mmcfe/d production
109 Bcfe proved reserves
$58 Million Budget
1-4 Rigs Active: 21 Wells Drilled in Q1
Lipscomb

Pro Forma Capitalization
Expected Mix of Financing
— Committed Funding - $1.5B – BNP Paribas
— Revolving Credit Facility (combined HAWK and KCS reserves)
• $1.25 billion facility, $850 – 900MM Initial Borrowing Base
• LIBOR + 1.50% (based on current facility)
• $125 - $175MM of projected liquidity (depending on 2nd Lien Draw)
— Second Lien Facility / High Yield
• $600 – 650MM
Pro forma Debt / Total Cap of approximately 43%
Pro forma EBITDA / Interest of approximately 6.5x
Pro forma capitalization subject to change

Hedge Schedule
As of 4/20/06. Average prices are volume-weighted.
Collars
17,255,000 $6.69 $10.01 10,150,000 $6.79 $12.29 3,600,000 $5.05 $6.53
Swaps
7,910,000 $7.33 3,455,000 $7.18
Puts 4,068,625 $8.00 7,249,995 $8.00
Collars
1,130,400 $40.33 $53.44 294,100 $41.13 $50.11 60,000 $34.00 $45.30
Swaps
122,000 $54.21 36,000 $63.85 144,000 $38.10
Current Combined Hedging Schedule
2007
GAS GAS GAS
2008
Floor Ceiling
Volume
(Bbls)
2006
Floor Ceiling
OIL OIL OIL
Volume
(MMbtu) Floor Ceiling
Volume
(MMbtu)
Volume
(MMbtu)
Volume
(Bbls) Floor Ceiling Floor Ceiling
Volume
(Bbls) Floor Ceiling

HAWK + KCS: Summary
Continue Proven Strategies of Both Companies
Acquire Strategically
— Operated, gas-biased properties in core areas with upside potential
— Acquire as much upside as proved
Organic Growth
— Focus on underdeveloped properties with upside and acceleration potential
— Technology-driven with exposure to conventional and unconventional plays
Active Portfolio Management
— Divest high-cost, non-operated properties with limited upside
Maintain Financial Flexibility
Build to Sell
— Combined management group will own approximately 6% of the company

HAWK + KCS: Comparables
Production Rankings
Current
Daily Prod.
Rank Company (MMcfe/d)
1 Devon Energy 3,476.1
2 Apache Corp 2,977.7
3 Anadarko Petroleum Corp. 2,574.0
4 Kerr-McGee 1,472.6
5 Chesapeake Energy 1,471.3
6 XTO Energy Inc. 1,433.0
7 EOG Resources 1,429.6
8 Noble Energy Inc. 956.3
9 Newfield Exploration 662.1
10 Pioneer Natural Resources 600.7
11 Pogo Producing Co. 519.0
12 Cimarex Energy Co. 431.1
13 Forest Oil Corp. 386.1
14 Plains Explor. & Prod. 377.4
15 W&T Offshore 298.2
16 Pro Forma Petrohawk 291.1
17 Houston Exploration 285.5
18 Range Resources Corp. 250.3
19 Cabot Oil & Gas Corp. 250.0
20 Whiting Petroleum Corp. 240.1
21 St. Mary Land & Expl. 237.6
22 Ultra Petroleum Corp. 232.0
23 Denbury Resources Inc. 189.8
24 Encore Acquisition Co. 183.9
25 Southwestern Energy Co. 171.1
28 KCS
(1)
155.7
31 Petrohawk
(1)
135.4
(1) Daily Production as of February, 2006 pro forma for GOM divestment
    (HAWK), and Winwell (HAWK) and Terryville (KCS) acquisitions
Reserve Rankings
12/31/2005
Reserves
Rank Company (Bcfe)
1 Anadarko Petroleum Corp. 14,690
2 Apache Corp 13,846
3 Devon Energy 12,672
4 XTO Energy Inc. 7,742
5 Chesapeake Energy 7,600
6 EOG Resources 6,200
7 Kerr-McGee 5,805
8 Pioneer Natural Resources 5,194
9 Noble Energy Inc. 5,084
10 Plains Explor. & Prod. 2,406
11 Pogo Producing Co. 2,317
12 Newfield Exploration 2,001
13 Whiting Petroleum Corp. 1,582
14 Ultra Petroleum Corp. 1,528
15 Forest Oil Corp. 1,467
16 Range Resources Corp. 1,407
17 Cimarex Energy Co. 1,393
18 Cabot Oil & Gas Corp. 1,331
19 Encore Acquisition Co. 1,174
20 CNX Gas Corp 1,130
21 Quicksilver Resources 1,100
22 Pro Forma Petrohawk 980
23 Denbury Resources Inc. 915
24 W&T Offshore 854
25 St. Mary Land & Expl. 794
32 Petrohawk 517
34 KCS 464
Note: 12/31/05 proved reserves, pro forma for any subsequent transactions

HAWK + KCS: Comparables
Enterprise Value Rankings
Enterprise
Value
(1)
Rank Company ($MM)
1 Devon Energy $35,177
2 Anadarko Petroleum Corp. $29,425
3 Apache Corp $29,072
4 XTO Energy Inc. $21,068
5 Chesapeake Energy $20,984
6 EOG Resources $19,686
7 Kerr-McGee $13,235
8 Noble Energy Inc. $11,055
9 Ultra Petroleum Corp. $10,991
10 Newfield Exploration $7,107
11 Pioneer Natural Resources $5,951
12 Pogo Producing Co. $5,487
13 Denbury Resources Inc. $4,809
14 Range Resources Corp. $4,683
15 CNX Gas Corp $4,527
16 Cimarex Energy Co. $4,318
17 W&T Offshore $4,259
18 Quicksilver Resources $4,160
19 Plains Explor. & Prod. $4,152
20 Pro Forma Petrohawk $3,512
21 Forest Oil Corp. $3,304
22 St. Mary Land & Expl. $3,066
23 Cabot Oil & Gas Corp. $2,939
24 Whiting Petroleum Corp. $2,578
25 Encore Acquisition Co. $2,301
28 KCS $1,847
30 Petrohawk $1,665
(1) As of 4/21/06
Gas Percentage Rankings
% Gas of
Top 25
Rank Company EV
1 CNX Gas Corp 100%
2 Quicksilver Resources 97%
3 Cabot Oil & Gas Corp. 95%
4 Ultra Petroleum Corp. 93%
5 Chesapeake Energy 92%
6 EOG Resources 89%
7 Pro Forma Petrohawk 82%
8 XTO Energy Inc. 80%
9 Range Resources Corp. 80%
10 Cimarex Energy Co. 72%
11 Newfield Exploration 70%
12 Noble Energy Inc. 63%
13 Kerr-McGee 63%
14 Forest Oil Corp. 60%
15 Devon Energy 58%
16 W&T Offshore 57%
17 Pogo Producing Co. 57%
18 Pioneer Natural Resources 56%
19 Apache Corp 54%
20 Anadarko Petroleum Corp. 54%
21 St. Mary Land & Expl. 52%
22 Denbury Resources Inc. 30%
23 Whiting Petroleum Corp. 24%
24 Encore Acquisition Co. 24%
25 Plains Explor. & Prod. 11%
-
KCS 88%
- Petrohawk 76%